Exhibit 2

BIOLINE RX LTD. For the Annual Meeting of Shareholders To Be Held On November 17, 2011 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned shareholder of Bioline RX Ltd. (the "Company") hereby appoints Adrian Daniels and/or Amir Assali, and each or either of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Annual Meeting of the shareholders of the Company which will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel-Aviv, Israel, on November 17, 2011, at 11 a.m. (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)	See Reverse Side

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.

Please mark your vote as in this example ☒
		FOR	AGAINST	ABSTAIN
1.
TO APPROVE the election of Aharon Schwartz, Rafi Hofstein, Michael Anghel, and Yakov Friedman, to serve as directors of the Company for the coming year until the next annual general meeting of the Company’s shareholders.

		☐	☐	☐
2.
TO APPOINT Kesselman & Kesselman, a member of  Pricewaterhouse Coopers International Ltd, as the independent public auditors of the Company for the year ending December 31, 2011 and that the Board of Directors be authorized to fix the compensation of said auditors in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee.

		☐	☐	☐	Name:_________________ Number of shares:______________ Signature:______________________ Date:______________
3.
TO APPROVE that the “Exemption, Insurance, and Indemnification " section of the Company's Articles of Association (Article 22) of the Company’s Articles of Association be deleted and replaced with Articles 22-24 as set forth in the  proxy statement, and that the subsequent be renumbered accordingly.
		☐	☐	☐
NOTE: Please mark date and sign exactly as the name(s) appear on this proxy. If the signer is a corporation, please sign the full corporate name by a duly authorized officer.
Executors, administrators, trustees, etc. should state their full title or capacity. Joint owners should each sign

4.	TO APPROVE the revised indemnification letter in the form of Annex 1 to the Proxy Statement, to be provided to directors of the Company serving from time to time in such capacity.	☐	☐	☐